UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 10, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2015, 2014 and 2013

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal control and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.

The Audit Committee, all of whose members are independent directors, is involved in the review of the consolidated financial statements and other financial information.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditor to review its audit plan and discuss the results of its examinations. The Audit Committee is also responsible for recommending the nomination of the external auditor.

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 4, 2015, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 9, 2016

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”).

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2015 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 9, 2016

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2015, based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2016, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada March 9, 2016

[1] CPA auditor, CA, public accountancy permit No. A120795

Independent Auditor’s Report of

Registered Public Accounting Firm on

Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2015, based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015 based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 and our report dated March 9, 2016 expressed an unqualified opinion thereon.

Montreal, Canada March 9, 2016

[1] CPA auditor, CA, public accountancy permit No. A120795

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2015, 2014 and 2013

(In thousands of US dollars, except per share amounts)

	2015	2014	2013
	$	$	$
Revenue	781,907	812,732	781,500
Cost of sales	613,895	649,099	623,006

Gross profit	168,012	163,633	158,494

Selling, general and administrative expenses	84,072	85,955	82,682
Research expenses	9,459	7,873	6,900

	93,531	93,828	89,582

Operating profit before manufacturing facility closures, restructuring and other related charges	74,481	69,805	68,912
Manufacturing facility closures, restructuring and other related charges (Note 4)	3,666	4,927	30,706

Operating profit	70,815	64,878	38,206
Finance costs (Note 3)
Interest	3,553	4,631	5,707
Other (income) expense, net	(393)	1,528	946

	3,160	6,159	6,653

Earnings before income tax expense (benefit)	67,655	58,719	31,553
Income tax expense (benefit) (Note 5)
Current	8,185	3,665	3,622
Deferred	2,798	19,238	(39,426)

	10,983	22,903	(35,804)

Net earnings	56,672	35,816	67,357

Earnings per share (Note 6)
Basic	0.95	0.59	1.12
Diluted	0.93	0.58	1.09

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(In thousands of US dollars)

	2015	2014	2013
	$	$	$
Net earnings	56,672	35,816	67,357

Other comprehensive income (loss)
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $166 in 2015, and nil in 2014 and 2013) (Note 21)	(272)	—	—
Change in cumulative translation adjustments	(12,294)	(7,343)	(3,978)

Items that will be reclassified subsequently to net earnings	(12,566)	(7,343)	(3,978)

Remeasurement of defined benefit liability (net of income tax (expense) benefit of ($964), $3,183 in 2014 and ($6,160) in 2013) (Note 17)	1,586	(5,023)	11,501
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)	—	—	4,671

Items that will not be reclassified subsequently to net earnings	1,586	(5,023)	16,172

Other comprehensive income (loss)	(10,980)	(12,366)	12,194

Comprehensive income for the period	45,692	23,450	79,551

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2013

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 15)	1,151,610	3,760				3,760
Excess tax benefit on exercised stock options (Note 5)		2,030				2,030
Excess tax benefit on outstanding stock options (Note 5)			4,675			4,675
Stock-based compensation expense (Note 15)			1,145			1,145
Stock-based compensation expense credited to capital on options exercised (Note 15)		1,709	(1,709)			—
Dividends on common shares (Note 15)					(14,567)	(14,567)

	1,151,610	7,499	4,111		(14,567)	(2,957)

Net earnings					67,357	67,357
Other comprehensive income
Remeasurement of defined benefit liability (net of income tax expense of $6,160) (Note 17)					11,501	11,501
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)					4,671	4,671
Changes to cumulative translation adjustments				(3,978)		(3,978)

				(3,978)	16,172	12,194

Comprehensive income for the period				(3,978)	83,529	79,551

Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2014

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 15)	256,677	843				843
Excess tax benefit on exercised stock options (Note 5)		732	(732)			—
Excess tax benefit on outstanding stock awards (Note 5)			2,535			2,535
Stock-based compensation expense (Note 15)			2,482			2,482
Stock-based compensation expense credited to capital on options exercised (Note 15)		289	(289)			—
Repurchases of common stock (Note 15)	(597,500)	(3,225)			(4,597)	(7,822)
Dividends on common shares (Note 15)					(24,416)	(24,416)

	(340,823)	(1,361)	3,996		(29,013)	(26,378)

Net earnings					35,816	35,816
Other comprehensive loss
Remeasurement of defined benefit liability (net of income tax benefit of $3,183) (Note 17)					(5,023)	(5,023)
Changes to cumulative translation adjustments				(7,343)		(7,343)

				(7,343)	(5,023)	(12,366)

Comprehensive income for the period				(7,343)	30,793	23,450

Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	(146,720)	227,500

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2015

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 15)	712,500	1,559						1,559
Excess tax benefit on exercised stock options (Note 5)		2,088	(2,088)					—
Excess tax benefit on outstanding stock awards (Note 5)			(1,502)					(1,502)
Stock-based compensation expense (Note 15)			3,359					3,359
Stock-based compensation expense credited to capital on options exercised (Note 15)		746	(746)					—
Deferred Share Units (“DSUs”) settlement, net of required minimum tax withholding (Note 15)	6,397	65	(218)					(153)
Repurchases of common shares (Note 15)	(2,487,188)	(14,973)					(15,011)	(29,984)
Dividends on common shares (Note 15)							(29,743)	(29,743)

	(1,768,291)	(10,515)	(1,195)				(44,754)	(56,464)

Net earnings							56,672	56,672

Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $166) (Note 21)					(272)	(272)		(272)
Remeasurement of defined benefit liability (net of income tax expense of $964) (Note 17)							1,586	1,586
Change in cumulative translation adjustments				(12,294)		(12,294)		(12,294)

				(12,294)	(272)	(12,566)	1,586	(10,980)

Comprehensive income for the period				(12,294)	(272)	(12,566)	58,258	45,692

Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2015, 2014 and 2013

(In thousands of US dollars)

	2015	2014	2013
	$	$	$
OPERATING ACTIVITIES
Net earnings	56,672	35,816	67,357
Adjustments to net earnings
Depreciation and amortization	30,880	26,169	27,746
Income tax expense (benefit)	10,983	22,903	(35,804)
Interest expense	3,553	4,631	5,707
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	4,620	284	23,863
Stock-based compensation expense	3,249	6,185	4,937
Pension and other post-retirement benefits expense	2,654	4,495	3,077
(Gain) loss on foreign exchange	(1,308)	548	(100)
Impairment (reversals of impairment) of assets	(5,796)	139	161
Other adjustments for non cash items	(488)	85	(547)
Income taxes paid, net	(5,209)	(4,329)	(1,371)
Contributions to defined benefit plans	(1,877)	(2,196)	(4,222)

Cash flows from operating activities before changes in working capital items	97,933	94,730	90,804

Changes in working capital items
Trade receivables	4,605	(4,258)	(2,778)
Inventories	(5,345)	(4,686)	(3,492)
Parts and supplies	(1,747)	(490)	(570)
Other current assets	5,700	(919)	(2,402)
Accounts payable and accrued liabilities	3,090	1,746	(1,865)
Provisions	(1,968)	787	2,463

	4,335	(7,820)	(8,644)

Cash flows from operating activities	102,268	86,910	82,160

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(26,383)	—	—
Purchases of property, plant and equipment	(34,301)	(40,616)	(46,818)
Proceeds from disposals of property, plant and equipment	1,355	4,178	1,849
Other assets	273	296	416
Purchases of intangible assets	(174)	(672)	(339)

Cash flows from investing activities	(59,230)	(36,814)	(44,892)

FINANCING ACTIVITIES
Proceeds from long-term debt	191,279	294,022	111,799
Repayment of long-term debt	(160,473)	(300,643)	(134,671)
Other financing activities	(150)	(2,113)	(139)
Interest paid	(3,740)	(3,755)	(6,692)
Proceeds from exercise of stock options	1,559	843	3,760
Repurchases of common shares	(30,018)	(7,826)	—
Dividends paid	(29,695)	(24,249)	(14,520)

Cash flows from financing activities	(31,238)	(43,721)	(40,463)

Net increase (decrease) in cash	11,800	6,375	(3,195)
Effect of foreign exchange differences on cash	(2,527)	(533)	(196)
Cash, beginning of period	8,342	2,500	5,891

Cash, end of period	17,615	8,342	2,500

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2015	December 31, 2014
	$	$
ASSETS
Current assets
Cash	17,615	8,342
Trade receivables	78,517	81,239
Inventories (Note 7)	100,551	96,782
Parts and supplies	15,265	13,788
Other current assets (Note 8)	8,699	13,562

	220,647	213,713
Property, plant and equipment (Note 9)	198,085	188,146
Goodwill (Note 12)	7,476	—
Intangible assets (Note 11)	12,568	1,581
Deferred tax assets (Note 5)	45,308	60,078
Other assets (Note 10)	3,178	3,158

Total assets	487,262	466,676

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	82,226	77,049
Provisions (Note 14)	2,209	2,770
Installments on long-term debt (Note 13)	5,702	5,669

	90,137	85,488
Long-term debt (Note 13)	147,134	117,590
Pension and other post-retirement benefits (Note 17)	29,292	31,713
Other liabilities	1,029	845
Provisions (Note 14)	2,942	3,540

	270,534	239,176

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	347,325	357,840
Contributed surplus (Note 15)	23,298	24,493
Deficit	(133,216)	(146,720)
Accumulated other comprehensive loss	(20,679)	(8,113)

	216,728	227,500

Total liabilities and shareholders’ equity	487,262	466,676

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2015 and 2014, as well as its consolidated earnings, consolidated comprehensive income, consolidated cash flows, and consolidated changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 9, 2016.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the defined benefit liability of the Company’s pension plans, other post-retirement benefit plans and derivative financial instruments in the balance sheets, for which the measurement basis is detailed in the respective accounting policy.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

Refer to Note 12 for more information regarding impairment testing.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 for more information regarding income taxes.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, termination benefits and other provisions. Refer to Note 14 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and Stock Appreciation Rights Plan (“SAR Plan”) is the Black-Scholes pricing model. The Black-Scholes pricing model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own stock, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for the Performance Share Unit Plan (“PSU Plan”) is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgements regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own stock as well as a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.

Refer to Note 15 for more information regarding stock-based payments.

Business acquisitions

Management uses valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. In particular, the fair value of contingent consideration is dependent on the outcome of many variables including the acquirees’ future profitability. Refer to Note 16 for more information regarding business acquisitions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. At the reporting date, the subsidiaries are all, directly or indirectly, 100% owned by the Parent Company.

All subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.

Details of the Parent Company’s operating subsidiaries as of December 31, 2015 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%
IPG Luxembourg Finance S.à r.l	Financing	Luxembourg	100%
Intertape Woven Products, S.A. de C.V.	Distribution	Mexico	100%
Intertape Woven Products Services, S.A. de C.V.	Services	Mexico	100%
Spuntech Fabrics, Inc.	Holding	Canada	100%
Better Packages, Inc.	Manufacturing	United States	100%
BP Acquisition Corporation	Holding	United States	100%
RJM Manufacturing, Inc.			100%
(d/b/a TaraTape)	Manufacturing	United States	100%

Business Acquisitions

The Company applies the acquisition method of accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

On initial recognition, financial instruments are measured at fair value, plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments
Financial assets measured at amortized cost	Cash
Trade receivables
Other current assets (1)

Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Long-term debt (3)

Derivatives used for hedging	Derivative financial instruments

(1)	Excluding prepaids and income, sales and other taxes
(2)	Excluding employee benefits
(3)	Excluded finance lease liabilities

Financial assets are measured at amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in earnings in selling, general and administrative expenses.

Financial liabilities are measured at amortized cost using the effective interest method. All interest related charges are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.

All financial assets are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset or a group of financial assets is impaired could include:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments; or

•	it becomes probable that the borrower will enter bankruptcy or financial reorganization.

Evidence of impairment of trade receivables and other receivables is considered at both specific asset and collective levels. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.

Derivative Financial Instruments and Hedging

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.

At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9 (2013), which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

•	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, or is sold or liquidated. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI (“other comprehensive income”) are reclassified to earnings.

Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, the Canadian dollar and the Euro.

Transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in finance costs in the period in which they arise, except when deferred in other comprehensive income (loss) (“OCI”) as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated other comprehensive income (loss) in shareholders’ equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.

Foreign exchange gains or losses recognized in earnings are presented in cost of sales and finance costs.

Revenue Recognition

Revenues are generated from the sale of goods.

Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.

Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.

Research

Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Stock-Based Compensation Expense

The Company has adopted an ESOP Plan, a SAR Plan, a PSU Plan and a Deferred Share Unit Plan (“DSU Plan”).

For the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.

Any consideration paid by management and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to a shareholders’ equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.

For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement.

For the PSU Plan, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recorded on a straight-line basis over the vesting period.

For the DSU Plan, the expense of Deferred Share Units (“DSUs”) received as a result of a grant is based on the closing price for the common shares of the Company on the TSX on the date of the grant. The expense is recognized immediately. The expense of DSUs received in lieu of cash for directors’ fees is based on the fair value of services rendered. The expense is recognized as earned over the service period.

Refer to Note 15 for more information regarding stock-based payments.

Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period including the effect of the common shares repurchased under the normal course issuer bid (“NCIB”) and DSUs outstanding.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for the effect of the common shares repurchased under the NCIB and for the effects of all dilutive potential outstanding stock options and contingently issuable shares.

Dilutive potential of outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year and decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

DSUs are not contingently issuable shares since the shares are issuable solely after the passage of time. As such, DSUs are treated as outstanding and included in the calculation of weighted average basic common shares.

Performance share units (“PSUs”) are contingently issuable shares since the shares are issuable only after certain service and market-based performance conditions are satisfied. PSUs are treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions are satisfied at the end of the vesting period.

PSUs are treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions have been satisfied as of the reporting period end date.

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of work in process and finished goods includes the cost of raw materials, direct labour and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.

Parts and supplies are valued at the lower of cost which is equivalent to its purchase price or net realizable value based on replacement cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 7
Assets related to restoration provisions	Expected remaining term of the lease

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed and adjusted if necessary at each financial year-end.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, and the date that the asset is derecognized.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.

Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.

Intangible Assets

The Company has a trademark and goodwill which are identifiable intangible assets for which the expected useful life is indefinite. The trademark represents the value of a brand name acquired in a business acquisition which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. Intangible assets with indefinite useful lives that are acquired separately are carried at cost.

When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6
Customer lists, license agreements and software	5
Patents/Trademarks	5 - indefinite
Non-compete agreements	3

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

Borrowing Costs

Borrowing costs, directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized as part of the cost of the asset. All other borrowing costs are recognized in earnings within interest in the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment Testing of Intangible Assets, Goodwill and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to CGU that are expected to benefit from synergies of a related business combination and represent the lowest level within the group at which management monitors goodwill.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets of the unit or group of units on a pro rata basis of the carrying amount of each asset in the unit or group of units.

With the exception of goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Goodwill is subject to impairment testing at least once a year, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the cash generating unit or group of cash generating units to which the goodwill has been allocated exceeds its fair value. An impairment loss, if any, would be recognized in the statement of earnings.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized as a finance cost in earnings.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet respectively under the captions provisions, and property, plant and equipment (machinery and equipment). The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues. Provisions for liabilities related to anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, then they are presented on a discounted basis.

Pension and Other Post-Retirement Benefits

The Company has defined contribution and defined benefit pension plans and other post-retirement benefit plans for certain of its employees in Canada and the US.

A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans and other post-retirement benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.

The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.

An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in earnings on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Income Taxes

Income tax expense (benefit) comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in OCI or directly in shareholders’ equity. When it relates to the latter items, the income tax is recognized in OCI or directly in shareholders’ equity, respectively.

Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized or the deferred tax liability is settled.

The carrying amounts of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.

Shareholders’ Equity

Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), stock-based compensation expense credited to capital on stock options exercised and common shares repurchased equal to the carrying value. Contributed surplus includes amounts related to stock options, PSUs and DSUs until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares and remeasurement of defined benefit liability net of income tax expense (benefit).

Share Repurchases

The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity as a share repurchase premium.

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.

Segment Reporting

The Company operates as a single segment.

Changes in Accounting Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) – Financial Instruments. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

Previously, the Company classified financial assets when they were first recognized as fair value through profit or loss, available for sale, held to maturity investments or loans and receivables. Under IFRS 9 (2013), the Company classifies financial assets under the same two measurement categories as financial liabilities: amortized cost or fair value through profit and loss. Financial assets are classified as amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. All other financial assets are classified as fair value through profit or loss. The adoption of this standard has not resulted in any changes to comparative figures.

The Company has not yet adopted IFRS 9 (2014) – Financial Instruments that incorporates the new impairment model that assesses financial assets based on expected losses rather than incurred losses as applied in IAS 39. This final standard will replace IFRS 9 (2013) and is effective for annual periods on or after January 1, 2018.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

In January 2016, the IASB published IFRS 16 – Leases which will replace IAS 17 – Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on its consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	2015	2014	2013
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	148,887	139,682	135,269
Termination benefits (Note 14)	(27)	740	905
Stock-based compensation expense	3,249	6,185	4,937
Pensions and other post-retirement benefits – defined benefit plans (Note 17)	2,750	4,597	3,186
Pensions and other post-retirement benefits – defined contribution plans (Note 17)	4,016	3,606	3,641

	158,875	154,810	147,938

Finance costs - Interest
Interest on long-term debt	3,737	3,763	5,255
Amortization of debt issue costs on long-term debt	473	1,993	1,034
Interest capitalized to property, plant and equipment	(657)	(1,125)	(582)

	3,553	4,631	5,707

Finance costs - Other (income) expense, net
Foreign exchange (gain) loss	(1,287)	541	(102)
Other costs, net	894	987	1,048

	(393)	1,528	946

Additional information
Depreciation of property, plant and equipment (Note 9)	29,857	25,498	27,062
Amortization of intangible assets (Note 11)	1,023	671	684
Impairment (reversal of impairment) of assets (Note 12)	(1,240)	54	22,497

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2015 under the caption manufacturing facility closures, restructuring and other related charges:

	2015
	South	South
	Carolina	Carolina	Other
	Project	Flood	projects	Total
	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	(494)	923	558	987
Impairment (reversal of impairment) of parts and supplies	(60)	11	4	(45)
Equipment relocation	186	—	4	190
Revaluation and impairment of inventories	110	3,614	—	3,724
Termination benefits and other labor related costs	988	88	26	1,102
Idle facility costs	822	1,465	—	2,287
Insurance proceeds	—	(5,000)	—	(5,000)
Professional fees	—	273	—	273
Other costs (recoveries)	(9)	157	—	148

	1,543	1,531	592	3,666

	2014			2013
	South			South
	Carolina	Other		Carolina	Other
	Project	projects	Total	Project	projects	Total
	$	$	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	(481)	226	(255)	22,215	121	22,336
Impairment (reversal of impairment) of parts and supplies	—	77	77	1,312	(7)	1,305
Equipment relocation	2,062	462	2,524	767	1,791	2,558
Revaluation and impairment (reversal of impairment) of inventories	42	54	96	22	(121)	(99)
Termination benefits and other labor related costs	1,559	271	1,830	1,012	129	1,141
Environmental costs	—	—	—	2,518	—	2,518
Idle facility costs	—	632	632	—	812	812
Professional fees	18	3	21	86	137	223
Other costs (recoveries)	—	2	2	5	(93)	(88)

	3,200	1,727	4,927	27,937	2,769	30,706

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment (“South Carolina Project”).

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility, which was previously scheduled to close by the end of the second quarter of 2016, being shut down permanently.

Going forward, the Company expects, but is currently unable to provide a reliable estimate for the amount and timing of future amounts related to: insurance recoveries, business interruption losses (including, but not limited to, lost revenue and temporary alternative sourcing of the Company’s products), site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies. During the year ended December 31, 2015, the Company recognized insurance recoveries for an amount of $5.0 million in insurance settlement claim proceeds.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility (which was sold in December 2015), and consolidate its shrink film production from Truro, Nova Scotia to Tremonton, Utah, as well as other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility have been transferred to the Company’s Carbondale, Illinois facility.

The incremental costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives are in the table above under Other projects.

As of December 31, 2015, $3.0 million is included in provisions ($5.0 million in 2014) and $1.6 million in accounts payable and accrued liabilities (nil in 2014) for restructuring provisions.

5 - INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2015	2014	2013
	%	%	%
Combined Canadian federal and provincial income tax rate	29.5	28.5	28.3
Foreign earnings/losses taxed at higher income tax rates	5.8	9.7	9.5
Foreign earnings/losses taxed at lower income tax rates	(1.0)	(0.1)	(0.1)
Legal entity reorganization	(0.0)	5.6	—
Change in statutory rates	(1.6)	(0.2)	(6.8)
Prior period adjustments	(3.1)	0.1	(13.9)
Nondeductible expenses	0.7	1.7	1.9
Impact of other differences	(1.1)	(0.0)	0.6
Nontaxable dividend	(7.6)	(1.6)	—
Change in derecognition of deferred tax assets	(5.4)	(4.7)	(133.0)

Effective income tax rate	16.2	39.0	(113.5)

Major Components of Income Tax Expense (Benefit)

	2015	2014	2013
	$	$	$
Current income tax expense	8,185	3,665	3,622

Deferred tax expense (benefit)
(Recognition) derecognition of US deferred tax assets	(113)	114	(46,049)
US temporary differences	7,794	19,411	3,011
(Recognition) derecognition of Canadian deferred tax assets	(3,847)	(2,872)	4,067
Canadian temporary differences	(1,095)	2,579	(316)
Temporary differences and derecognition of deferred tax assets in other jurisdictions	59	6	(139)

Total deferred income tax expense (benefit)	2,798	19,238	(39,426)

Total tax expense (benefit) for the year	10,983	22,903	(35,804)

Income taxes related to components of other comprehensive income (loss)

The amount of income taxes relating to components of other comprehensive income (loss) are outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2015
Deferred tax benefit on remeasurement of defined benefit liability	2,550	(964)	1,586

	2,550	(964)	1,586

For the year ended December 31, 2014
Deferred tax benefit on remeasurement of defined benefit liability	(10,703)	3,894	(6,809)
Deferred tax expense on funding requirement changes of defined benefit plans	2,497	(711)	1,786

	(8,206)	3,183	(5,023)

For the year ended December 31, 2013
Deferred tax expense on remeasurement of defined benefit liability	18,588	(6,416)	12,172
Deferred tax benefit on funding requirement changes of defined benefit plans	(927)	256	(671)

	17,661	(6,160)	11,501

Deferred tax benefit due to the recognition of US deferred tax assets			4,671

Recognized Deferred Tax Assets and Liabilities

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2015
Tax credits, losses, carryforwards and other tax deductions	20,319	—	20,319
Property, plant and equipment	16,801	(17,851)	(1,050)
Pension and other post-retirement benefits	10,838	—	10,838
Stock-based payments	6,409	—	6,409
Accounts payable and accrued liabilities	4,453	—	4,453
Goodwill and other intangibles	3,464	(2,118)	1,346
Trade and other receivables	1,698	—	1,698
Inventories	1,682	—	1,682
Other	583	(970)	(387)

Deferred tax assets and liabilities	66,247	(20,939)	45,308

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2014
Tax credits, losses, carryforwards and other tax deductions	30,442	—	30,442
Property, plant and equipment	17,969	(19,792)	(1,823)
Pension and other post-retirement benefits	11,641	—	11,641
Stock-based payments	9,560	—	9,560
Accounts payable and accrued liabilities	3,937	—	3,937
Goodwill and other intangibles	4,896	—	4,896
Inventories	1,501	—	1,501
Other	898	(974)	(76)

Deferred tax assets and liabilities	80,844	(20,766)	60,078

Nature of evidence supporting recognition of deferred tax assets

In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.

As of December 31, 2015, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continues to recognize the majority of its US deferred tax assets. Management also determined it is more likely than not that substantially all of the Company’s deferred tax assets in the Canadian operating entity will be realized based on available evidence such as the cumulative positive financial results for the prior three years, consistent utilization of deferred tax assets, consistent generation of taxable income, and positive financial projections. Accordingly, the Company recognized the majority of its Canadian operating entity’s deferred tax assets, including $3.8 million that were previously derecognized. With respect to the deferred tax assets at the Canadian corporate holding entity (the “Entity”), management determined it appropriate to maintain the same positions for the year ended December 31, 2015 as taken for the year ended December 31, 2014 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2015. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

As of December 31, 2014, management analyzed all available evidence and determined it was more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continued to recognize the majority of its US deferred tax assets. With respect to the Canadian deferred tax assets, management determined it appropriate to maintain the same positions for the year ended December 31, 2014 as taken for the year ended December 31, 2013. Specifically, management determined that the majority of the deferred tax assets related to the Entity should continue to be derecognized as of December 31, 2014. In addition, Management determined that no additional deferred tax assets should be recorded at the Canadian operating entity. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

Variations During the Period

	Balance January 1, 2015	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Business acquisitions	Balance December 31, 2015
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	30,442	(10,123)	—	—	—	20,319
Property, plant and equipment	17,969	(1,168)	—	—	—	16,801
Pension and other post-retirement benefits	11,641	334	—	(1,137)	—	10,838
Stock-based payments	9,560	439	(3,590)	—	—	6,409
Accounts payable and accrued liabilities	3,937	472	—	—	44	4,453
Goodwill and other intangibles	4,896	(1,432)	—	—	—	3,464
Trade and other receivables	—	1,695	—	—	3	1,698
Inventories	1,501	157	—	—	24	1,682
Other	898	(485)	—	166	4	583

	80,844	(10,111)	(3,590)	(971)	75	66,247
Deferred tax liabilities
Property, plant and equipment	(19,792)	2,455	—	—	(514)	(17,851)
Other	(974)	4	—	—	—	(970)
Goodwill and other intangibles	—	645	—	—	(2,763)	(2,118)

	(20,766)	3,104	—	—	(3,277)	(20,939)

Deferred tax assets and liabilities	60,078	(7,007)	(3,590)	(971)	(3,202)	45,308

Impact due to foreign exchange rates		4,209	—	172

Total recognized in earnings		(2,798)	(3,590)	(799)

	Balance January 1, 2014	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Balance December 31, 2014
	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	45,365	(15,310)	—	387	30,442
Property, plant and equipment	19,012	(1,043)	—	—	17,969
Pension and other post-retirement benefits	7,914	654	—	3,073	11,641
Stock-based payments	7,084	673	1,803	—	9,560
Accounts payable and accrued liabilities	6,591	(2,654)	—	—	3,937
Goodwill and other intangibles	6,196	(1,300)	—	—	4,896
Inventories	1,826	(325)	—	—	1,501
Other	702	196	—	—	898

	94,690	(19,109)	1,803	3,460	80,844
Deferred tax liabilities
Property, plant and equipment	(18,371)	(1,421)	—	—	(19,792)
Other	—	(974)	—	—	(974)

	(18,371)	(2,395)	—	—	(20,766)

Deferred tax assets and liabilities	76,319	(21,504)	1,803	3,460	60,078

Impact due to foreign exchange rates		2,266	—	110

Total recognized in earnings		(19,238)	1,803	3,570

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2015	December 31, 2014
	$	$
Tax losses, carryforwards and other tax deductions	22,002	40,389
Accounts payable and accrued liabilities	—	110
Property, plant and equipment	—	2,124
Other	—	433

	22,002	43,056

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized in the consolidated balance sheets as of December 31:

	2015		2014
	United States	Canada	United States	Canada
	$	$	$	$
2018	—	612	—	733
2019	—	1,152	—	1,378
2020	—	508	—	609
2021	—	192	—	230
2022	—	438	—	524
2023	—	217	—	259
2024	—	204	—	244
2025	—	345	—	413
2026	—	264	—	316
2027	—	241	—	289
2028	—	280	—	335
2029	—	223	—	267
2030	—	203	—	243
2031	—	297	—	356
2032	—	179	—	214
2033	—	219	—	263
2034	—	194	—	—
2035	—	180	—	—

Total tax credits derecognized	—	5,948	—	6,673

The following table presents the year of expiration of the Company’s operating losses carried forward as of December 31, 2015:

	DTA is recognized			DTA is not recognized
			United			United
	Canada		States	Canada		States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2024	—	—	—	—	—	—
2026	—	—	—	—	—	—
2028	—	—	2,688	—	—	—
2029	—	—	—	1,575	1,574	—
2030	1,255	1,255	186	2,342	2,342	—
2031	4,852	4,852	40	1,476	1,476	—
2032	2,835	2,835	26	—	—	—
2033	—	—	45	—	—	—
2034	—	—	59	—	—
2035	—	—	32	—	—	—

	8,942	8,942	3,076	5,393	5,392	—

In addition, the Company has i) state losses of $157 million (with expiration dates ranging from 2016 to 2035) for which a tax benefit of $4.4 million has been recognized; ii) state losses of $73 million (with expiration dates ranging from 2018 to 2028) for which a tax benefit of $2.5 million has not been recognized; and iii) $14.5 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

	2015	2014	2013
	$	$	$

Weighted average number of common shares outstanding
Basic	59,690,968	60,718,776	60,379,533
Effect of stock options	808,928	1,214,925	1,253,119
Effect of performance share units	610,737	127,222	—

Diluted	61,110,633	62,060,923	61,632,652

Stock options that were anti-dilutive and not included in diluted earnings per share calculations	—	32,500	32,500

All PSUs outstanding as of December 31, 2015 met the performance conditions as of December 31, 2015 and were included in the calculation of weighted average diluted common shares outstanding.

7 - INVENTORIES

	December 31, 2015	December 31, 2014
	$	$
Raw materials	27,570	25,358
Work in process	18,640	18,354
Finished goods	54,341	53,070

	100,551	96,782

During the year ended December 31, 2015 the Company recorded in earnings, in manufacturing facility closures, restructuring and other related charges, a write-down of inventories to net realizable value of $0.1 million (less than $0.1 million in 2014). There were no write-downs of inventories to net realizable value included in earnings in cost of sales in 2015 and 2014.

There were no reversals of write-downs of inventories to net realizable value in 2015 and 2014.

	2015	2014	2013
	$	$	$
The amount of inventories recognized in earnings as an expense during the period:	569	604	580

Refer to Note 12 for information regarding impairments and reversals of impairments of inventories.

8 - OTHER CURRENT ASSETS

	December 31, 2015	December 31, 2014
	$	$
Taxes receivable, credits and prepaid	2,849	5,404
Other Prepaid expenses	4,257	4,994
Supplier rebates receivable	727	1,823
Other	866	1,341

	8,699	13,562

9 - PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2013	2,695	81,119	521,081	74,644	2,799	41,473	723,811
Additions	—	—	—	—	—	39,501	39,501
Assets placed into service	1,140	17,429	8,154	1,790	21	(28,534)	—
Disposals	(243)	(9,004)	(19,144)	(15,976)	(190)	—	(44,557)
Foreign exchange and other	(128)	(2,575)	(10,238)	(719)	(65)	(209)	(13,934)

Balance as of December 31, 2014	3,464	86,969	499,853	59,739	2,565	52,231	704,821
Accumulated depreciation and impairments
Balance as of December 31, 2013	696	62,047	406,839	70,278	2,285	54	542,199
Depreciation	—	2,423	21,352	1,645	78	—	25,498
Impairments	—	435	342	—	—	3	780
Impairment reversals	—	(52)	(847)	—	—	—	(899)
Disposals	—	(6,867)	(17,353)	(15,965)	(190)	—	(40,375)
Foreign exchange and other	(1)	(1,433)	(8,253)	(713)	(71)	(57)	(10,528)

Balance as of December 31, 2014	695	56,553	402,080	55,245	2,102	—	516,675

Net carrying amount as of December 31, 2014	2,769	30,416	97,773	4,494	463	52,231	188,146

Gross carrying amount
Balance as of December 31, 2014	3,464	86,969	499,853	59,739	2,565	52,231	704,821
Additions	—	—	—	—	—	33,600	33,600
Additions through business acquisitions	—	1,130	4,456	46	87	13	5,732
Assets placed into service	—	927	38,334	5,552	29	(44,842)	—
Disposals	—	(1,561)	(3,469)	(61)	(101)	—	(5,192)
Foreign exchange and other	(101)	(2,689)	(16,027)	(1,249)	71	(262)	(20,257)

Balance as of December 31, 2015	3,363	84,776	523,147	64,027	2,651	40,740	718,704
Accumulated depreciation and impairments
Balance as of December 31, 2014	695	56,553	402,080	55,245	2,102	—	516,675
Depreciation	—	4,159	23,271	2,308	119	—	29,857
Impairments	—	578	1,197	—	—	—	1,775
Impairment reversals	(86)	(807)	(5,690)	(1)	—	—	(6,584)
Disposals	—	(1,226)	(3,296)	(61)	(65)	—	(4,648)
Foreign exchange and other	—	(2,111)	(13,010)	(1,206)	(129)	—	(16,456)

Balance as of December 31, 2015	609	57,146	404,552	56,285	2,027	—	520,619

Net carrying amount as of December 31, 2015	2,754	27,630	118,595	7,742	624	40,740	198,085

Included in property, plant and equipment are assets under finance leases as follows:

	December 31, 2015	December 31, 2014
	$	$
Buildings	2,898	3,425
Manufacturing equipment	23,668	24,619
Computer equipment and software	42	66

	26,608	28,110

	December 31, 2015	December 31, 2014
	$	$
Interest capitalized to property, plant and equipment	657	1,125
Weighted average capitalization rates	2.12%	2.48%
Commitments to purchase machinery and equipment	20,877	2,696

During the year ended December 31, 2015 the gain on disposals amounted to $0.8 million ($0.1 million in 2014 and a loss on disposals of $0.4 million in 2013).

10 - OTHER ASSETS

	December 31, 2015	December 31, 2014
	$	$
Cash surrender value of officers’ life insurance	1,581	1,701
Prepaid software licensing	1,232	77
Deposits	339	1,107
Funds held in grantor trust to satisfy future pension obligation	—	253
Other	26	20

	3,178	3,158

11 - INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Customer Lists	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2013	3,385	1,309	964	811	1,056	7,525
Additions – separately acquired	14	—	187	—	470	671
Net foreign exchange differences	(277)	(109)	—	—	—	(386)

Balance as of December 31, 2014	3,122	1,200	1,151	811	1,526	7,810
Accumulated amortization and impairments
Balance as of December 31, 2013	3,103	1,207	852	392	374	5,928
Amortization	201	69	58	162	181	671
Net foreign exchange differences	(271)	(99)	—	—	—	(370)

Balance as of December 31, 2014	3,033	1,177	910	554	555	6,229

Net carrying amount as of December 31, 2014	89	23	241	257	971	1,581

	Distribution rights	Customer contracts	License agreements	Customer Lists	Software	Patents/ Trademarks (1)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2014	3,122	1,200	1,151	811	1,526	—	—	7,810
Additions – separately acquired	—	—	—	—	174	—	—	174
Additions through business acquisitions	—	—	—	9,438	—	2,215	198	11,851
Disposals	—	—	(849)	—	—	—	—	(849)
Net foreign exchange differences	(515)	(199)	—	—	—	—	—	(714)

Balance as of December 31, 2015	2,607	1,001	302	10,249	1,700	2,215	198	18,272
Accumulated amortization and impairments
Balance as of December 31, 2014	3,033	1,177	910	554	555	—	—	6,229
Amortization	28	20	143	553	210	19	50	1,023
Disposals	—	—	(849)	—	—	—	—	(849)
Net foreign exchange differences	(500)	(199)	—	—	—	—	—	(699)

Balance as of December 31, 2015	2,561	998	204	1,107	765	19	50	5,704

Net carrying amount as of December 31, 2015	46	3	98	9,142	935	2,196	148	12,568

(1)	Includes a trademark of $1.7 million not subject to amortization.

12 - IMPAIRMENT OF ASSETS

CGU Determination and Indicators of Impairment

In updating its determination of CGUs, and applying the related indicators of impairment, if any, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year, as well as the expected costs, timeline, and future benefits expected from major capital expenditure projects. In making such an evaluation, the Company attributed these activities to specific CGUs as applicable. The Company concluded that these activities for the years ended December 31, 2015 and 2014 do not give rise to an impairment test to be performed for the applicable CGUs. However, these activities and the related impairment charges recorded, which are primarily with respect to manufacturing facility closures, restructuring and other related charges and idle assets, are presented in Note 4 and in the table below, respectively. The Company also considers indicators for the reversal of prior impairment charges, which is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the year ended December 31, 2015, this analysis resulted in an impairment reversal for certain specific assets as discussed in further detail below.

Regarding the recent acquisitions of Better Packages and TaraTape (see Note 16 below for definitions of these two terms), the Company has determined at this time that each of those businesses are separate CGUs for impairment testing purposes. This conclusion could be impacted in the future should additional business integration efforts occur, which could cause these businesses to no longer be separate CGUs but part of a larger CGU. The Company assigned each CGU the goodwill and intangible assets with indefinite useful lives acquired as part of each business acquisition to each respective CGU.

Impairment Testing for Goodwill and Intangible Assets with Indefinite Useful Lives

All of the Company’s carrying amount of goodwill and intangible assets with indefinite useful lives as of December 31, 2015 relate to the Better Packages and TaraTape business acquisitions and resulting CGUs. The Company performed the required annual impairment test for these two CGUs in the fourth quarter of 2015 with both resulting in no impairment. See Note 16 for the amounts relating to the carrying amount of goodwill allocated to each CGU, as well as the carrying amount of intangible assets with indefinite useful lives allocated to each CGU. The impairment test for each of these CGUs was determined based on value in use. The key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for each CGU are outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the CGU to exceed its recoverable amount.

	Better Packages	TaraTape
Carrying amount allocated to the CGU
Goodwill (Note 16)	$6,077	$1,399
Intangible assets with indefinite useful lives (Note 16)	$1,700	—
Results of test performed as of December 31, 2015:
Recoverable amount	$16,400	$23,200
Annual revenue growth rates (1)	7.1%	4.9%
Discount rate (2)	15.0%	16.5%
Cash flows beyond the five-year period have been extrapolated using a steady growth rate of (3)	2.0%	1.0%
Income tax rate (4)	38.5%	38.6%
Sensitivity analysis performed using reasonably possible changes in key assumptions above:
Revenue growth rates	4.5%	-2.0%
Discount rate	15.5%	17.5%
Cash flows beyond the five-year period have been extrapolated using a steady growth rate of	0.0%	-2.0%
Income tax rate	41.0%	41.0%

There was no impairment resulting from changing the individual assumptions above.

(1)	Annual revenue growth rates are for each year in the five year period following acquisition, and are based on projections presented to management and the Board of Directors when the business acquisitions were approved. There have been no significant changes to the projections since that time. The revenue growth rates for the period are consistent with recent history at Better Packages as well as the Company’s expectations for the water-activated tape dispenser market. For TaraTape, the revenue growth rates reflect a reduction associated with certain low margin products and then annual increases that are commensurate with the Company’s expectations for TaraTape’s product lines.
(2)	The discount rate used is the estimated weighted average cost of capital for each individual CGU.
(3)	Cash flows beyond the five-year period have been extrapolated using a per annum growth rate which is at or below the projected long-term average growth rate for the CGU’s business.
(4)	The income tax rate represents an estimated statutory federal and state tax rate.

Impairments

Impairments (reversals of impairments) recognized during the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	Impairment	Impairment	Impairment	Impairment
	recognized	reversed	recognized	reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	3,614	—	96	—
Parts and supplies	15	(60)	77	—
Property, plant and equipment
Buildings	578	—	435	(52)
Manufacturing equipment	1,156	(747)	209	(847)

	1,734	(747)	644	(899)
Cost of sales and research expenses
Property, plant and equipment
Land	—	(86)	—	—
Buildings	—	(807)	—	—
Manufacturing equipment	41	(4,944)	136	—

	41	(5,837)	136	—

Total	5,404	(6,644)	953	(899)

The assets impaired are substantially all related to the manufacturing facility closures, South Carolina Flood and restructuring initiatives as discussed in Note 4. As of December 31, 2015 and 2014 the net book value and recoverable amount of the assets remaining was $0.1 million and $1.8 million, respectively. The net book value includes the effects of ongoing depreciation of the assets continuing to be used until their disposal, which is expected to be at the completion of the facility closure, restructuring initiative or final sale of the asset. The fair value of the recoverable amount of the assets at the impairment dates were determined using independent market appraisals by regional real-estate professionals; quoted market values or the Company’s plans and intent to transfer, use, sell or any other value that could be attributed to the assets; and estimated costs to repair the assets damaged by the South Carolina Flood. The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell. As a result, the recoverable amounts of the assets were within Level 2 of the fair value measurement hierarchy. A further description of the fair value measurement hierarchy can be found in Note 21.

The impairment reversals recorded in 2015 relate to improved recent and projected positive cash flows associated with the Company’s shrink film assets in Tremonton, Utah due to the consolidation of shrink film production to that facility in 2012 and 2013, as well as ongoing improvements in the related manufacturing processes. The impairment reversal test for these assets was based on value in use. The key assumptions used in the discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required are outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the assets to exceed the recoverable amount.

Tremonton, UT Shrink Film Assets
Results of test performed as of December 31, 2015:
Recoverable amount	$15,000
Annual revenue growth rates (1)	3.7% in 2016, zero thereafter
Discount rate (2)	10.0%
Average remaining asset life before fully depreciated (3)	6 years
Income tax rate (4)	38.5%
Sensitivity analysis performed using reasonably possible changes in key assumptions above:
Revenue growth rates	0.0%
Discount rate	14.0%
Average remaining asset life before fully depreciated	4.5 years
Income tax rate	45.0%

There was no impairment resulting from changing the individual assumptions above.

(1)	Annual revenue growth rate is based on underlying projections of Tremonton, Utah results as presented to management and the Board of Directors for budget purposes. The Company conservatively used a one-time growth rate based on the 2016 budgeted growth and zero growth thereafter.
(2)	The discount rate used was on the high end of the Company’s estimated weighted average cost of capital. The discount rate used upon adoption of IFRS effective January 1, 2010 that resulted in the original impairment recognized was 14.5%.
(3)	Average remaining asset life is based on the Company’s asset lives for IFRS purposes. In practice, the Company incurs additional maintenance and capital expenditures to potentially extend the life of the overall facility assets beyond this time period, which would serve to increase the recoverable value but would not affect the outcome of the impairment reversal amount.
(4)	The income tax rate represents an estimated statutory federal and state tax rate.

13 - LONG-TERM DEBT

	December 31, 2015
	Maturity	Effective Interest rate
			$
Revolving Credit Facility (a) (1)	November 2019	2.54%	131,684
Finance lease liabilities (b)	Various until June 2022	2.22% - 10.18%	19,971
Refundable government loan (c) (2)	January 2024	0.00%	1,124
Mortgage and other loans (d)	Various until October 2024	0.00% - 1.21%	57

			152,836
Less: Installments on long-term debt			5,702

			147,134

	December 31, 2014
	Maturity	Effective Interest rate
			$
Revolving Credit Facility (a) (1)	November 2019	2.01%	97,936
Asset-based loan (“ABL”)(e)	Repaid in full	—	—
Real estate secured term loan (“Real Estate Loan”) (f)	Prepaid in full	—	—
Finance lease liabilities (b)	Various until October 2024	2.74% - 8.70%	25,217
Mortgage and other loans (d)	November 2017	0.00%	106

			123,259
Less: Installments on long-term debt			5,669

			117,590

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.7 million ($2.1 million in 2014).
(2)	The refundable government loan is shown net of imputed interest amounting to $0.1 million.

Long-term debt repayments are due as follows:

	Finance	Other
	lease	long-term
	liabilities	loans
	$	$
2016	6,258	—
2017	6,054	58
2018	4,796	100
2019	986	133,560
2020	424	200
Thereafter	3,037	700

Total payments	21,555	134,618
Interest expense included in minimum lease payments	1,584	—

Total	19,971	134,618

(a)	Revolving Credit Facility

On November 18, 2014 the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions, replacing the Company’s $200 million asset-based loan (“ABL”) that was due to mature in February 2017.

In securing the Revolving Credit Facility, the Company incurred debt issue costs amounting to $2.2 million which were capitalized and are being amortized using the straight-line method over the five-year term.

The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR (London Interbank Offered Rates) or other floating rate plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (150 and 125 basis points as of December 31, 2015 and 2014, respectively). The revolving credit loans denominated in US dollars bear interest primarily at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest primarily at the CDOR (Canadian Dollar Offer Rate) applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. Interest payments on base rate loans, which consist of all loan draws not funded with a floating rate contract, are due and payable in arrears on the last business day of each calendar quarter. Interest payments on floating rate loans are due and payable on the last day of each interest period. If such interest period extends over three months, interest is due at the end of each three-month interval during such interest period.

The credit agreement also includes an incremental accordion feature of $150 million, which enables the Company to increase the limit of the Revolving Credit Facility, subject to the credit agreement’s terms and lender approval, if needed. Such incremental revolving credit increase matures on the revolving credit maturity date and bears interest at the rate applicable to the revolving credit loans.

As of December 31, 2015, the Revolving Credit Facility’s outstanding balance amounted to $135.3 million, including $1.9 million in standby letters of credit. Accordingly, the Company’s unused availability as of December 31, 2015 amounted to $164.7 million.

The Revolving Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries.

The Revolving Credit Facility has three financial covenants, a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, a consolidated debt service ratio not to be less than 1.50 to 1.00, and the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. Any portion of the allowable $50 million related to capital expenditures which is not expended in the current year may be carried over for expenditure in the following year, but may not be carried over to any additional subsequent years thereafter. The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit which were 1.55, 7.41 and $34.3 million, respectively, as of December 31, 2015. A default under the Revolving Credit Facility is deemed a default under the Equipment Finance Agreement.

(b)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, payable in monthly installments ranging from $127 to $263,450 ($126 to $263,450 in 2014), including interest. In addition, a $2.5 million lump sum payment is due in June, 2022, under one of the lease liabilities. The finance lease liabilities are secured by assets under the lease liabilities.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which have a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95%for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company entered into the final schedule on March 26, 2014.

The Company entered into the following schedules:

Date entered	Amount	Interest rate	Payments	Last payment due
	$		$
September 27, 2012	2.7 million	2.74%	48,577	October 1, 2017
December 28, 2012	2.6 million	2.74%	46,258	January 1, 2018
June 28, 2013	2.2 million	2.90%	39,329	July 1, 2018
December 31, 2013	14.7 million	2.90%	263,450	January 1, 2019
March 26, 2014	3.5 million	2.95%	62,263	April 1, 2019

The schedules are secured by the equipment with a net book value of $23.0 million as of December 31, 2015 ($23.9 million in 2014).

(c)	Refundable government loans

In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE (AICEP), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. The loan totalled approximately $1.2 million at December 31, 2015 (€1.1 million). Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in July 2018 through January 2024.

To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The discount was recorded as deferred income in the balance sheet in the caption other liabilities in the amount of $0.1 million. When the capital expansion assets are placed into service, the deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. In addition, imputed interest expense will be recorded over the life of the loan so that at the end of the loan period the amount to be reimbursed will equal the nominal amount.

(d)	Mortgage loans and other

The Company had a $1.8 million mortgage loan on its owned real estate in Bradenton, Florida. On October 7, 2014, the Company prepaid in full the remaining $1.5 million on the note which was originally due September 28, 2028. There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in earnings for the year ended December 31, 2014.

On November 18, 2014, the Company prepaid in full the remaining $7.4 million on the Blythewood, South Carolina mortgage. There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in earnings for the year ended December 31, 2014.

In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for the purpose of financing a capital expansion project. No amounts were outstanding and approximately $2.3 million (€2.5 million) of the loan was available as of December 31, 2015. Both credit lines bear interest at the rate of 6 month

EURIBOR (Euro Interbank Offered Rate) plus a premium (125 basis points as of December 31, 2015). The effective interest rate was 1.21% as of December 31, 2015. The short-term credit line matures in September 2016 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan has a period for capital use until October, 2017 and matures in April, 2022, with interest billed in arrears and due bi-annually beginning in April, 2018. The loans are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

(e)	Asset-based loan

On November 18, 2014, the ABL balance of $95.0 million was repaid in full, resulting in satisfaction and discharge of the first priority lien. There was a corresponding write-off of debt issue costs of $0.9 million which was recorded as interest expense under the caption finance costs in earnings for the year ended December 31, 2014.

The ABL bore interest at 30-day LIBOR plus a premium varying between 175 and 225 basis points depending on the loan’s remaining availability.

(f)	Real Estate Loan

On November 18, 2014, the Real Estate Loan balance of $13.3 million was prepaid in full, resulting in satisfaction and discharge of liability. There was a corresponding write-off of debt issue costs of $0.4 million which was recorded as interest expense under the caption finance costs in earnings for the year ended December 31, 2014.

The Real Estate Loan bore interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid, as defined in the loan agreement.

14 - PROVISIONS AND CONTINGENT LIABILITIES

The Company’s current provisions consist of environmental, restoration obligations and termination benefits and other provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities.

The reconciliation of the Company’s provisions as of December 31, 2014 is as follows:

	Environmental	Restoration	Termination benefits and other	Total
	$	$	$	$
Balance, December 31, 2013	2,518	1,674	1,553	5,745
Additional provisions	—	433	2,301	2,734
Amounts used	—	(532)	(932)	(1,464)
Amounts reversed	—	(559)	(17)	(576)
Net foreign exchange differences	—	(99)	(30)	(129)

Balance, December 31, 2014	2,518	917	2,875	6,310

Amount presented as current	—	—	2,770	2,770
Amount presented as non-current	2,518	917	105	3,540

Balance, December 31, 2014	2,518	917	2,875	6,310

The reconciliation of the Company’s provisions as of December 31, 2015 is as follows:

	Environmental	Restoration	Termination benefits and other	Total
	$	$	$	$
Balance, December 31, 2014	2,518	917	2,875	6,310
Additional provisions	—	1,026	1,397	2,423
Amounts used	(12)	—	(3,039)	(3,051)
Amounts reversed	—	—	(439)	(439)
Net foreign exchange differences	—	(71)	(20)	(91)

Balance, December 31, 2015	2,506	1,872	774	5,152

Amount presented as current	1,473	50	686	2,209
Amount presented as non-current	1,033	1,822	87	2,942

Balance, December 31, 2015	2,506	1,872	773	5,151

The environmental provision pertains to the Columbia, South Carolina manufacturing facility. Refer to Note 4 for more information regarding the relocation of the Columbia, South Carolina manufacturing facility.

The restoration provision pertains to leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

As a result of the TaraTape and Better Packages acquisitions in 2015, the Company recorded additional restoration provisions associated with these leased facilities totalling $0.9 million.

In 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. As a result, in 2014, the Company recorded an additional restoration provision for the new location where the Company is obligated to restore the leased property to the same condition that existed at the lease commencement date. In addition, the Company reversed a portion of the outstanding restoration provision of the existing facility based on actual costs incurred. The reversal is included in earnings in cost of sales and reduced depreciation and amortization for the year ended December 31, 2014.

The termination benefits and other provisions relate primarily to the relocation of the Columbia, South Carolina manufacturing facility. The estimated costs pertain primarily to termination benefits and other labor related costs. The accelerated closure of the Columbia, South Carolina facility as a result of flood damages had minimal impact on the timing of payouts associated with termination benefits. See Note 4 for more information.

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and believes it demonstrated that the former Chief Financial Officer’s assertions are entirely without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn the OSHA complaint in order to file a complaint against the Company in US federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint.

On November 5, 2015, the former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida. The lawsuit is premised on essentially the same facts and makes essentially the same allegations as asserted in his OSHA complaint; the lawsuit seeks unspecified money damages and a trial by jury. The Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2015. As with the OSHA claim, the Company believes that the Former Chief Financial Officer’s assertion in the lawsuit are entirely without merit. However, upon termination and in accordance with the existing employment agreement between the Company and the former Chief Financial Officer, a termination benefit accrual of $0.4 million had been recorded as of December 31, 2014. Terms of such agreement were not met within the timeframe specified therein and the termination benefit accrual was consequently reversed during the year ended December 31, 2015.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2015.

As of December 31, 2015 and 2014:

•	No reimbursements are expected to be received by the Company for any of the provided amounts; and

•	There were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

During 2014, there was a reversal of a restoration provision as a result of relocating the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014.

15 - CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Class “A” preferred shares, issuable in series, rank in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.

Common Shares

The Company’s common shares outstanding as of December 31, 2015 and 2014, were 58,667,535 and 60,435,826, respectively.

Dividends

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy. On August 14, 2013, the Company’s Board of Directors changed the semi-annual dividend policy to a quarterly dividend policy. On July 7, 2014 and August 12, 2015, the Company’s Board of Directors changed the quarterly dividend policy by increasing the dividend from $0.08 to $0.12 per share and from $0.12 to $0.13 per share, respectively.

Cash dividends paid are as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 6, 2013	April 10, 2013	$0.08	March 25, 2013	59,983,184	$4.8 million
August 14, 2013	September 30, 2013	$0.08	September 16, 2013	60,741,649	$4.9 million
November 12, 2013	December 30, 2013	$0.08	December 16, 2013	60,776,649	$4.9 million
February 6, 2014	March 31, 2014	$0.08	March 19, 2014	60,776,649	$4.9 million
May 7, 2014	June 30, 2014	$0.08	June 17, 2014	60,951,976	$4.9 million
August 5, 2014	September 30, 2014	$0.12	September 15, 2014	60,423,976	$7.2 million
November 4, 2014	December 31, 2014	$0.12	December 15, 2014	60,436,476	$7.2 million
March 9, 2015	March 31, 2015	$0.12	March 19, 2015	60,355,638	$7.3 million
May 11, 2015	June 30, 2015	$0.12	June 15, 2015	59,621,238	$7.2 million
August 12, 2015	September 30, 2015	$0.13	September 15, 2015	59,502,185	$7.7 million
November 11, 2015	December 31, 2015	$0.13	December 15, 2015	58,667,535	$7.5 million

Share repurchase

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. This NCIB expired on July 9, 2015. The Company renewed its NCIB effective July 10, 2015. On November 11, 2015, the TSX approved an amendment to the Company’s NCIB as a result of which the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares. The previous maximum was 2,000,000 common shares. This renewed NCIB expires on July 9, 2016 and 2,479,900 shares remained available for repurchase under the NCIB as of December 31, 2015.

	December 31,
	2015	2014
Common shares repurchased	2,487,188	597,500
Average price per common share including commissions	CDN$15.52	CDN$14.35
Total purchase price including commissions	$29,984	$7,822
Carrying value of the common shares repurchased	$14,973	$3,225
Share repurchase premium (1)	$15,011	$4,597

(1)	The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity.

Stock options

Under the Company’s ESOP, stock options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees. The total number of common shares reserved for issuance under the ESOP is equal to 10% of the Company’s issued and outstanding common shares from time to time. Stock options are equity-settled and expire no later than 10 years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. The ESOP provides that such stock options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The stock options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All stock options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of stock options outstanding were as follows:

	2015		2014		2013
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	7.01	2,360,000	5.52	2,264,177	2.60	2,657,037
Granted	—	—	12.51	492,500	12.19	830,000
Exercised	2.79	(712,500)	3.60	(256,677)	3.35	(1,151,610)
Forfeited	12.30	(30,000)	8.38	(140,000)	9.71	(71,250)

Balance, end of year	8.78	1,617,500	7.01	2,360,000	5.52	2,264,177

The weighted average fair value per stock option granted during 2014 and 2013 was $3.12 and $3.69, respectively, using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2014	2013
Expected life	5.6 years	5.6 years
Expected volatility(1)	38%	43%
Risk-free interest rate	1.75%	1.59%
Expected dividends	2.83%	2.72%
Stock price at grant date	CDN$12.51	CDN$12.19
Exercise price of awards	CDN$12.51	CDN$12.19
Foreign exchange rate USD to CDN	1.1070	1.0358

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

The following table summarizes information about stock options outstanding and exercisable as of:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2015

Range of exercise prices
$1.55 to $2.19	536,250	4.00	1.65	536,250	1.65
$12.04 to $14.34	1,081,250	5.35	12.31	414,375	12.25

	1,617,500	4.90	8.78	950,625	6.27

December 31, 2014

Range of exercise prices
$1.55 to $2.19	1,190,000	4.37	1.81	1,043,750	1.84
$12.04 to $14.34	1,170,000	6.22	12.30	177,500	12.15

	2,360,000	5.29	7.01	1,221,250	3.33

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2013

Range of exercise prices
$1.55 to $1.90	1,077,500	5.78	1.74	617,500	1.76
$2.19 to $3.61	406,677	2.18	2.83	352,927	2.93
$12.04 to $14.34	780,000	6.80	12.14	17,500	12.04

	2,264,177	5.48	5.52	987,927	2.36

Performance Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

	2015	2014
PSUs granted	363,600	152,500
Weighted average fair value per PSU granted	$13.64	$11.38
PSUs forfeited	18,060	—
PSUs outstanding	498,040	152,500
Weighted average fair value per PSU outstanding	$12.99	$11.38

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	2015	2014
Expected life	3 years	3 years
Expected volatility(1)	35%	38%
Risk-free interest rate	1.07%	0.91%
Expected dividends(2)	0.00%	0.00%
Performance period starting price(3)	CDN$17.86	CDN$12.74
Stock price at grant date	CDN$17.53	CDN$12.72

1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model. As of December 31, 2015 the Company accrued $0.1 million (less than $0.1 million as of December 31, 2014) in the consolidated balance sheets in other liabilities.
(3)	The performance period starting price is measured as the five-day volume weighted average trading price for the common shares of the Company on the TSX on the grant date.

PSUs are expensed on a straight-line basis over their vesting period. The PSUs granted in 2015 and 2014 are earned over a three-year period with vesting at the third anniversary of the grant date.

The number of shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking of the Company versus a specified peer group of companies. As of December 31, 2015, the Company’s TSR ranking was such that if the awards granted in 2014 and 2015 were to be settled at December 31, 2015, the number of shares earned would be 150% of the grants awarded.

Deferred Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company who is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the closing price for the common shares of the Company on the TSX on the date of the grant.

DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. The fair value of DSUs is based on the fair value of services rendered.

	2015	2014
DSUs granted	46,142	36,901
Weighted average fair value per DSU granted	$15.09	$12.04
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors’ fees not yet granted	$134	$156
DSUs outstanding	66,583	36,901
Weighted average fair value per DSU outstanding	$13.61	$12.04
Shares issued upon DSU settlement:
DSUs settled	16,460	—
Less: shares withheld for required minimum tax withholding	10,063	—

Shares issued	6,397	—

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 SAR Plan in lieu of granting stock options in 2012. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the 2012 SAR Plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. SARs can be settled only in cash and expire no later than 10 years after the date of the grant. The award agreements provide that SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted.

	2015	2014
SARs outstanding	582,952	645,452
Weighted average fair value per SARs	$7.08	$8.51

The weighted average fair value per SAR outstanding was estimated, using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2015	2014
Expected life	2.4 years	3.3 years
Expected volatility(1)	35%	33%
Risk-free interest rate	0.59%	1.17%
Expected dividends	3.86%	2.99%
Stock price at grant date	CDN$7.56	CDN$7.56
Exercise price of awards	CDN$7.56	CDN$7.56
Stock price	CDN$18.69	CDN$18.61
Foreign exchange rate US to CDN	1.3887	1.1601

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

	2015	2014
Expense (income) recorded in earnings in selling, general and administrative expenses	($216)	$3,699
SARs exercised	52,500	400,453
Exercise price	CDN$7.56	CDN$7.56
Cash payments	$462	$3,631
SARs forfeited	10,000	123,750

	2015	2014
Outstanding amounts vested and expected to vest in the next twelve	$	$
months, recorded in the consolidated balance sheets in accounts payable and accrued liabilities	4,014	7,232
Outstanding amounts expected to vest in greater than twelve months, recorded in the consolidated balance sheets in other liabilities	—	539
Aggregate intrinsic value of outstanding vested awards, including awards exercised but not yet paid	2,857	4,386

Change in Contributed Surplus

The activity for the years ended December 31, 2015, 2014 and 2013 in the consolidated changes in shareholders’ equity under the caption contributed surplus is detailed as follows:

	2015	2014	2013
	$	$	$
Excess tax benefit on exercised stock options	(2,088)	(732)	—

Excess tax benefit on outstanding stock options	(1,502)	2,535	4,675

Stock-based compensation expense credited to capital on options exercised	(746)	(289)	(1,709)

Stock-based compensation expense
Stock options	931	1,542	1,145
Deferred share units	665	602	—
Performance share units	1,763	338	—

	3,359	2,482	1,145

Deferred Share Units (“DSUs”) settlement, net of required minimum tax withholding	(218)	—	—

Change in contributed surplus	(1,195)	3,996	4,111

16 - BUSINESS ACQUISITION

Better Packages

On April 7, 2015, a subsidiary of the Parent Company, Intertape Polymer Corp. (“IPC”), under a Stock Purchase Agreement (the “Better Packages Agreement”) dated the same day, purchased 100% of the issued and outstanding common shares of BP Acquisition Corporation (“Better Packages”) (which wholly-owns a subsidiary, Better Packages, Inc.) (the “Better Packages Acquisition”), a supplier of water-activated tape dispensers.

IPC paid in cash, funded primarily from the Revolving Credit Facility, a purchase price of $15.9 million. There are no additional contingent consideration arrangements in the Better Packages Agreement. In addition, IPC and the former shareholders of Better Packages each made customary representations and warranties and covenants in the Better Packages Agreement and the Better Packages Agreement contains customary indemnification provisions. The former shareholders of Better Packages have deposited in escrow $2.9 million related to these items as of December 31, 2015.

The net cash consideration paid on the closing date was as follows:

April 7, 2015
$
Consideration paid in cash	15,867
Less: cash balances acquired	534

15,333

The Better Packages Acquisition was accounted for using the acquisition method of accounting. The Better Packages Acquisition should further extend the Company’s product offering and global presence in the rapidly growing e-commerce market, resulting in the recognition of goodwill of $6.1 million. The Company does not expect any of the goodwill to be deductible for income tax purposes.

The fair value of net identifiable assets acquired and goodwill at the date of acquisition are as follows:

April 7, 2015
$
Current assets
Cash	534
Trade receivables (1)	1,310
Inventories	2,489
Other current assets	100
Property, plant and equipment	632
Intangible assets
Customer list	7,343
Trademark	1,700
Non-compete agreement	198
Other intangibles	21
Other assets	22

14,349
Current liabilities
Accounts payable and accrued liabilities	1,165
Deferred tax liability	3,483
Provisions	10

4,658

Fair value of net identifiable assets acquired	9,691

April 7, 2015
$
Cash consideration transferred	15,768
Less: fair value of net identifiable assets acquired	9,691

Goodwill	6,077

(1)	As of December 31, 2015 the Company has collected the fair value of the trade receivables of $1,310. The gross contractual amounts receivable were $1,324.

The Better Packages Acquisition’s impact on the Company’s consolidated earnings was as follows:

April 7, 2015 through December 31, 2015
$
Revenue	14,601
Net earnings	1,538

Had the Better Packages Acquisition been effective as of January 1, 2015 the impact on the Company’s consolidated earnings would have been as follows:

December 31, 2015
$
Revenue	18,193
Net earnings (1)	1,598

(1)	The adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of Better Packages post-closing.

The acquisition-related costs are excluded from the consideration transferred and are included in the Company’s consolidated earnings as follows:

December 31, 2015
$
Selling, general and administrative expenses	387

TaraTape

On November 2, 2015, IPC, under a Stock Purchase Agreement (the “TaraTape Agreement”) dated the same day, purchased 100% of the issued and outstanding common shares and warrants of RJM Manufacturing, Inc. (d/b/a “TaraTape”) (the “TaraTape Acquisition”), a manufacturer of filament and pressure sensitive tapes.

IPC paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $11.0 million. There are no additional contingent consideration arrangements in the TaraTape Agreement. In addition, IPC and the shareholder and warrantholders of TaraTape each made customary representations and warranties and covenants in the TaraTape Agreement and the TaraTape Agreement contains customary indemnification provisions. The former shareholder and warrantholders of TaraTape have deposited in escrow $0.6 million related to these items as of December 31, 2015.

The net cash consideration paid on the closing date was $11.0 million less the cash balance acquired of nil.

The TaraTape Acquisition was accounted for using the acquisition method of accounting. The TaraTape Acquisition should strengthen the Company’s market position, resulting in the recognition of goodwill of $1.4 million. The Company expects the goodwill to be deductible for income tax purposes.

The fair value of net identifiable assets acquired and goodwill at the date of acquisition are as follows:

November 2, 2015
$
Current assets
Trade receivables (1)	1,835
Inventories	3,183
Other current assets	185
Property, plant and equipment	5,100
Intangible assets
Customer list	2,095
Trademark	494
Deferred tax asset	280
Other assets	24

13,196
Current liabilities
Accounts payable and accrued liabilities	2,677
Provisions	918

3,595

Fair value of net identifiable assets acquired	9,601

November 2, 2015
$
Cash consideration transferred	11,000
Less: fair value of net identifiable assets acquired	9,601

Goodwill	1,399

(1)	As of December 31, 2015 the Company expects to collect the fair value of the trade receivables of $1,835. The gross contractual amounts receivable were $1,845.

The TaraTape Acquisition’s impact on the Company’s consolidated earnings was as follows:

November 2, 2015 through December 31, 2015
$
Revenue	3,078
Net loss	(161)

Had the TaraTape Acquisition been effective as of January 1, 2015, the impact on the Company’s consolidated earnings would have been as follows:

December 31, 2015
$
Revenue	19,419
Net loss (1)	(102)

(1)	The adjustments to arrive at net loss included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of TaraTape post-closing.

The acquisition-related costs are excluded from the consideration transferred and are included in the Company’s consolidated earnings as follows:

December 31, 2015
$
Selling, general and administrative expenses	502

17 - PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company has several non-contributory defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the US.

Defined contribution plans

In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.

The amount expensed with respect to the defined contribution plans for the years ended December 31, was $4.0 million in 2015, and $3.6 million for both 2014 and 2013.

Defined benefit plans

The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service.

Effective September 30, 2011, the only other defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan had to be settled within the five-year period following the wind-up effective date. During 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants. The Company recognized settlement losses in 2014 of $1.6 million resulting from the difference between the defined benefit obligations remeasured at settlement dates and the cost to settle the obligations. The settlement losses were included in earnings in cost of sales.

In the US, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary executive retirement plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.6 million, annually.

Governance and oversight

The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and of the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.

Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.

The Company’s Investment Committee, composed of the Company’s Chief Financial Officer, Vice President of Human Resources, Vice President of Treasury and other members of management, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Investment Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.

The assets of the defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Plans

	Pension Plans		Other plans
	2015	2014	2015	2014
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	81,223	82,715	3,662	3,275
Current service cost	1,208	1,126	22	16
Interest cost	3,042	3,538	126	136
Benefits paid	(3,211)	(3,488)	(27)	(58)
Benefits paid upon settlement	—	(15,743)	—	—
Actuarial (gains) losses from demographic assumptions	(1,332)	3,726	(30)	87
Actuarial (gains) losses from financial assumptions	(2,652)	10,311	(31)	209
Experience losses (gains)	15	(1,277)	22	185
Settlement loss	—	1,613	—	—
Foreign exchange rate adjustment	(2,121)	(1,298)	(379)	(188)

Balance, end of year	76,172	81,223	3,365	3,662

Fair value of plan assets
Balance, beginning of year	53,172	67,121	—	—
Interest income	1,955	2,598	—	—
Return on plan assets (excluding amounts included in net interest expense)	(1,458)	2,538	—	—
Contributions by the employer	1,930	2,240	—	—
Benefits paid	(3,211)	(3,488)	—	—
Benefits paid upon settlement	—	(15,743)	—	—
Administration expenses	(307)	(675)	—	—
Foreign exchange rate adjustment	(1,836)	(1,419)	—	—

Balance, end of year	50,245	53,172	—	—

Funded status – deficit	25,927	28,051	3,365	3,662

The defined benefit obligations and fair value of plan assets at December 31, are broken down by geographical locations as follows:

	2015			2014
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
Defined benefit obligations	66,728	12,809	79,537	70,070	14,815	84,885
Fair value of plan assets	(40,338)	(9,907)	(50,245)	(42,509)	(10,663)	(53,172)

Deficit in plans	26,390	2,902	29,292	27,561	4,152	31,713

The defined benefit obligations for pension plans as at December 31, broken down by funding status are as follows:

	2015	2014
	$	$
Wholly unfunded	10,952	11,751
Wholly funded or partially funded	65,220	69,472

Total obligations	76,172	81,223

Reconciliation of Pension and Other Post-Retirement Benefits Recognized in the Balance Sheet

	December 31, 2015	December 31, 2014
	$	$
Pension Plans
Present value of the defined benefit obligation	76,172	81,223
Fair value of the plan assets	50,245	53,172

Deficit in plans	25,927	28,051

Liabilities recognized	25,927	28,051

Other plans
Present value of the defined benefit obligation and deficit in the plans	3,365	3,662

Liabilities recognized	3,365	3,662

Total plans
Total pension and other post-retirement benefits recognized in balance sheets	29,292	31,713

The composition of plan assets based on the fair value as of December 31, was as follows:

	December 31,	December 31,
	2015	2014
	$	$
Asset category
Cash	860	1,789
Equity instruments	29,399	26,706
Fixed income instruments	16,900	22,491
Real estate investment trusts	3,053	2,186
Other	33	—

Total	50,245	53,172

As of December 31, 2015 and 2014, approximately 25% and 26% of equity and fixed income instruments were held in mutual funds, respectively. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Most equity, fixed income and real estate investment trusts have quoted prices, or net asset value, in active markets. Certain US government obligations and mutual fund positions are valued at the quoted price, or net asset value, for identical or similar securities reported in active markets.

Defined Benefit Expenses Recognized in Consolidated Earnings

	Pension Plans			Other plans
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Current service cost	1,208	1,126	1,335	22	16	18
Administration expenses	307	675	307	—	—	—
Net interest expense	1,087	1,031	1,355	126	136	171
Settlement loss	—	1,613	—	—	—	—

Net costs recognized in the statement of consolidated earnings	2,602	4,445	2,997	148	152	189

	Total Plans
	2015	2014	2013
	$	$	$
Current service cost	1,230	1,142	1,353
Administration expense	307	675	307
Net interest expense	1,213	1,167	1,526
Settlement loss	—	1,613	—

Net costs recognized in the statement of consolidated earnings	2,750	4,597	3,186

Remeasurement of Defined Benefit Liability in Other Comprehensive Income (Loss)

	Pension Plans			Other plans
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	1,332	(3,726)	(1,075)	30	(87)	(86)
Actuarial gains (losses) from financial assumptions	2,652	(10,311)	10,521	31	(209)	744
Experience (losses) gains	(15)	1,277	(342)	(22)	(185)	640
Return on plan assets (excluding amounts included in net interest expense)	(1,458)	2,538	8,186	—	—	—
Asset ceiling	—	—	(2,676)	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	—	2,497	1,749	—	—	—

Total amounts recognized in other comprehensive income (loss)	2,511	(7,725)	16,363	39	(481)	1,298

The Company expects to contribute $1.4 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2016.

The weighted average duration of the defined benefit obligation at December 31, 2015 and 2014 is 14 years for US plans and 20 years for Canadian plans for both periods.

The significant weighted average assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations at December 31, are as follows:

	US plans		Canadian plans
	2015	2014	2015	2014
Discount rate
Pension plans	4.03%	3.74%	4.25%	4.15%
Other plans	3.28%	3.15%	4.25%	4.15%
Mortality rate (in years)
Current pensioner - Male	21	22	22	22
Current pensioner - Female	23	24	24	24
Current member aged 45 - Male	22	23	23	23
Current member aged 45 - Female	24	25	25	25

Significant actuarial assumptions for defined benefit obligation measurement purposes are discount rate and mortality rate. The sensitivity analyses below have been determined based on reasonably possible changes of the assumptions, in isolation of one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation of one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligation:

	2015	2014
	$	$
Discount rate
Increase of 1%	(9,883)	(10,962)
Decrease of 1%	12,337	13,792
Mortality rate
Life expectancy increased by one year	2,546	2,477
Life expectancy decreased by one year	(2,494)	(2,443)

18 - SEGMENT DISCLOSURES

The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker assesses the Company’s performance as a single operating segment.

Geographic Information

The following tables present geographic information about revenue attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2015	2014	2013
	$	$	$
Revenue
Canada	53,035	61,903	63,656
United States	671,187	670,997	643,053
Other	57,685	79,832	74,791

Total revenue	781,907	812,732	781,500

	December 31, 2015	December 31, 2014
	$	$
Property, plant and equipment
Canada	14,467	15,104
United States	171,154	162,799
Other	12,464	10,243

Total property, plant and equipment	198,085	188,146

Intangible assets
Canada	50	112
United States	12,518	1,469
Other	—	—

Total intangible assets	12,568	1,581

Other assets
Canada	71	84
United States	3,081	3,065
Other	25	9

Total other assets	3,177	3,158

Goodwill
United States	7,476	—

Total goodwill	7,476	—

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems:

	2015	2014	2013
	$	$	$
Revenue
Tape	529,524	524,979	510,539
Film	128,361	158,398	149,293
Woven coated fabrics	117,881	121,431	114,438
Other	6,141	7,924	7,230

	781,907	812,732	781,500

19 - RELATED PARTY TRANSACTIONS

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2015, 2014 and 2013. Key personnel remuneration includes the following expenses:

	2015	2014	2013
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	3,378	3,359	4,619
Post-employment benefits	311	300	286
Stock-based compensation expense	2,074	4,802	3,977
Termination benefits (1)	(405)	405	—

Total remuneration	5,358	8,866	8,882

(1)	Refer to Note 14 for more information regarding termination benefits.

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. The sale of the home was completed on April 15, 2015 and the Company was reimbursed for the purchase funding.

20 - COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

For the year ended December 31, 2015, the expense in respect of operating leases was $5.9 million ($5.2 million in 2014 and $4.6 million in 2013). As of December 31, 2015, the Company had commitments aggregating to approximately $14.0 million through the year 2032 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $3.1 million in 2016, $3.0 million in 2017, $2.5 million in 2018, $1.5 million in 2019, $1.2 million in 2020 and $2.7 million thereafter.

Contingent Loss

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of December 31, 2015. Refer to Note 14 for more information regarding contingent liabilities.

Commitment Under Service Contract

The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2016 through 2020 and $6.0 million as the total billings expected over the remainder of the contract up to 2023.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $5.4 million as of December 31, 2015. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, through December 2019 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.2 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined within the agreements.

Commitments to Suppliers

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through June 2017 totaling approximately $22.1 million as of December 31, 2015. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of the raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. At December 31, 2015, the Company had on hand $13.0 million of raw material owned by its suppliers.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements.

21 - FINANCIAL INSTRUMENTS

Fair Value and Classification of Financial Instruments

As of December 31, 2015 and 2014, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	Carrying amount
	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
	$	$	$
December 31, 2015

Financial assets
Cash	17,615	—	17,615
Trade receivables	78,517	—	78,517
Supplier rebates and other receivables	1,135	—	1,135

Total	97,267	—	97,267

Financial liabilities
Accounts payable and accrued liabilities (1)	—	64,484	64,484
Long-term debt (2)	—	132,865	132,865

Total	—	197,349	197,349

December 31, 2014

Financial assets
Cash	8,342	—	8,342
Trade receivables	81,239	—	81,239
Supplier rebates and other receivables	2,398	—	2,398

Total	91,979	—	91,979

Financial liabilities
Accounts payable and accrued liabilities (1)	—	54,890	54,890
Long-term debt (2)	—	98,042	98,042

Total	—	152,932	152,932

(1)	Excludes employee benefits
(2)	Excluded finance lease liabilities

The carrying amount and fair value of the interest rate swap agreements was a liability, included in other liabilities in the consolidated balance sheet, amounting to $0.4 million as of December 31, 2015 (nil as of December 31, 2014). See additional disclosures under interest rate risk below.

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

•	The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods.

•	The fair value of long-term debt, mainly bearing interest at variable rates is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

•	The Company measures the fair value of its interest rate swap agreements using a valuation technique based on observable market data, including interest rates, as a listed market price is not available.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments.

Hierarchy of financial instruments

The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:

Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.

Level 3: The fair value is estimated using a valuation technique based on unobservable data.

As of December 31, 2015 and 2014, long-term debt and interest rate swaps are categorized as Level 2 of the fair value hierarchy.

Income and expenses relating to financial assets and financial liabilities are as follows:

	2015	2014	2013
	$	$	$
Interest income
Cash and deposits	47	62	75

Bad debt expense (recovery)
Trade receivables	339	200	(132)

Interest expense calculated using the effective interest rate method
Long-term debt	3,380	5,756	6,289

Exchange Risk

The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on finance costs - other expense, net. For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on finance costs - other expense, net. As of December 31, 2015 and 2014 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2015		2014
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Increase (decrease) to finance costs - other expense,net from financial assets and financial liabilities	(258)	52	(461)	(21)

Interest Rate Risk

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate debt is that the Chief Executive Officer, Chief Financial Officer and Vice President of Treasury monitor the Company’s amount of floating rate debt, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR-based cash flows from the first $100,000,000 through August 20, 2018 and the first $40,000,000 through November 18, 2019 of such variable rate debt due to changes in the benchmark interest rate.

To help accomplish this objective, the Company entered into interest rate swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. These payments were recorded as an adjustment of interest expense on the hedged debt instruments. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Additionally, the Company elects to use the Hypothetical Derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the Hypothetical Derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense, net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The change in fair value of the derivatives used for calculating hedge effectiveness was $0.4 million as of December 31, 2015.

As of December 31, 2015 and 2014, the impact on the Company’s finance costs - interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $0.3 million and $1.0 million, respectively.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables and supplier rebate receivables and other receivables.

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.

Trade receivables

As of December 31, 2015, there were two individual customers with trade receivables that accounted for over 5% of the Company’s total trade receivables. These trade receivables were current as of December 31, 2015. As of December 31, 2014, no single customer accounted for over 5% of the Company’s total trade receivables. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2015	December 31, 2014
	$	$
Current	74,371	74,304
Past due accounts not impaired
1 – 30 days past due	3,321	6,530
31 – 60 days past due	709	230
61 – 90 days past due	52	85
Over 90 days past due	64	90

	4,146	6,935
Allowance for doubtful accounts	128	396

Gross accounts receivable	78,645	81,635

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2015	2014
	$	$
Balance, beginning of year	396	656
Additions	286	169
Recoveries	428	—
Write-offs	(980)	(425)
Foreign exchange	(2)	(4)

Balance, end of year	128	396

Supplier rebates and other receivables

Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt and accounts payable and accrued liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following maturity analysis for non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities is as follows as of December 31:

	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$
2015

Current maturity	—	6,258	64,484	70,742
2017	58	6,054	—	6,112
2018	100	4,796	—	4,896
2019	133,560	986	—	134,546
2020	200	424	—	624
2021 and thereafter	700	3,037	—	3,737

	134,618	21,555	64,484	220,657

2014

Current maturity	—	6,405	54,890	61,295
2016	—	6,327	—	6,327
2017	106	6,141	—	6,247
2018	—	4,887	—	4,887
2019	100,085	1,078	—	101,163
2020 and thereafter	—	2,657	—	2,657

	100,191	27,495	54,890	182,576

(1)	Excludes employee benefits

The Company’s unused availability under the Revolving Credit Facility and available cash on hand amounted to $182.3 million as of December 31, 2015, and $206.2 million in 2014.

Price Risk

The Company’s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As of December 31, 2015, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $39.8 million (an increase in cost of sales of $43.9 million in 2014). A similar decrease of 10% will have the opposite impact.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as of December 31:

	2015	2014
	$	$
Cash	17,615	8,342
Debt	152,836	123,259
Shareholders’ equity	216,728	227,500

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.

22 - POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

Non-Adjusting Events

No adjusting or significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.

On March 9, 2016, the Company declared a cash dividend of $0.13 per common share payable on March 31, 2016 to shareholders of record at the close of business on March 21, 2016. The estimated amount of this dividend payment is $7.6 million based on 58,520,335 shares of the Company’s common shares issued and outstanding as of March 9, 2016.

No other significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.